Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS L.P.

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

FOR A SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON

OCTOBER 24, 2019

THE BOARD OF DIRECTORS OF BROOKFIELD PROPERTY PARTNERS LIMITED, THE GENERAL PARTNER OF THE PARTNERSHIP, UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE FOR THE MATTERS DESCRIBED IN THE MANAGEMENT PROXY CIRCULAR.

September 19, 2019

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Unitholders”) of limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (the “Partnership”), redemption-exchange units of Brookfield Property L.P. (“REUs”) and exchangeable limited partnership units of Brookfield Office Properties Exchange LP (“Exchangeable Units” and together with the BPY Units and the REUs, the “Voting Securities”) will be held on October 24, 2019 at 11:00 a.m. (New York City Time). The Meeting will be a virtual meeting conducted via live audio webcast. Holders of BPY Units and REUs can access the Meeting by visiting www.virtualshareholdermeeting.com/BPY2019 and holders of Exchangeable Units can access the Meeting by visiting www.virtualshareholdermeeting.com/BKP2019. The Meeting is being held for the following purposes:

1.                                      to consider, and if deemed appropriate, to adopt a resolution in the form annexed as Appendix A to the accompanying management proxy circular (the “Circular”), approving an amended and restated BPY unit option plan (Canada) (the “Canadian Unit Option Plan”); and

2.                                      to transact such other business as may properly come before the Meeting or any adjournment thereof.

Brookfield Property Partners Limited (the “General Partner”) has fixed August 30, 2019 as the record date for determining those Unitholders entitled to receive notice of and vote at the Meeting (the “Record Date”). The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting.

REUs and Exchangeable Units are exchangeable into BPY Units on a one for one basis and will vote together with the BPY Units as one class, with each Voting Security having one vote (except for the Exchangeable Units owned by the Partnership and its subsidiaries which are not entitled to vote).

The Meeting will be held virtually via the Internet. Unitholders who choose to attend the Meeting will do so by accessing a live audio webcast of the Meeting via the Internet. Holders of BPY Units and REUs can access the Meeting by visiting www.virtualshareholdermeeting.com/BPY2019 and holders of Exchangeable Units can access the Meeting by visiting www.virtualshareholdermeeting.com/BKP2019. At these websites, Unitholders will be able to listen to the Meeting live, submit questions and submit their vote while the Meeting is being held. We believe hosting the Meeting virtually will enable increased Unitholder attendance from locations around the world and will encourage more active Unitholder engagement and participation at the Meeting. Please see “Voting of Securities” below for more information.

If you are unable to attend the Meeting or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Only registered holders of Voting Securities may attend and vote at the Meeting. Holders that hold their Voting Securities with a bank, broker or financial intermediary that wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the chairperson of the Meeting before the commencement of the Meeting or any adjournment thereof. If you are attending the Meeting, please log-on to the virtual meeting in advance to ensure that your vote will be counted.

Time is of the essence. It is recommended that you vote by telephone or Internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your Voting Securities in the same manner as if you mark, sign and return your proxy card. If you vote by telephone or Internet, your vote must be received before 5:00 p.m. New York City Time on the day before the Meeting.

Hamilton, Bermuda September 19, 2019	By order of the Board of Directors of Brookfield Property Partners Limited, as general partner and on behalf of Brookfield Property Partners L.P.

Jane Sheere (signed)

Jane Sheere
Secretary

MANAGEMENT PROXY CIRCULAR

SEPTEMBER 19, 2019

MEETING AND VOTING INFORMATION

Time, Date and Place of Meeting

The meeting of Unitholders to consider the Canadian Unit Option Plan Resolution will be held on October 24, 2019 at 11:00 a.m. (New York City Time). The Meeting will be a virtual meeting conducted via live audio webcast. Holders of BPY Units and REUs can access the Meeting by visiting www.virtualshareholdermeeting.com/BPY2019 and holders of Exchangeable Units can access the Meeting by visiting www.virtualshareholdermeeting.com/BKP2019.

Purpose of Meeting

At the Meeting, Unitholders will be asked to vote upon, and if deemed appropriate, adopt the amended unit option plan resolution (“Canadian Unit Option Plan Resolution”), in the form annexed to this Circular as Appendix A. The Canadian  Unit Option Plan Resolution provides for the implementation of the Canadian Unit Option Plan which allows for the settlement of share appreciation rights in BPY Units. The Canadian Unit Option Plan constitutes a “security-based compensation arrangement” under applicable Toronto Stock Exchange (“TSX”) rules. TSX rules require that we obtain securityholder approval to implement the Canadian Unit Option Plan. For details regarding the Canadian Unit Option Plan, see “Matters to be Acted on at the Meeting”.

Approvals Required

In order to be adopted, the Canadian Unit Option Plan Resolution requires approval from a simple majority of the votes cast by Unitholders represented in person or by proxy at the Meeting. As Brookfield Asset Management Inc. (“BAM”) owns as of the Record Date, directly or indirectly, 81,723,887 BPY Units and 432,649,105 REUs, representing approximately 59% of securities eligible to vote on the Canadian Unit Option Plan Resolution, and has indicated that it intends to vote such securities in favor of the Canadian Unit Option Plan Resolution, approval is assured.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the Partnership for use at the Meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing, by e-mail or by telephone.

The General Partner has fixed August 30, 2019 as the Record Date for determining those Unitholders entitled to receive notice and vote at the Meeting. The information contained in this Circular is given as at September 19, 2019, unless otherwise indicated.

Appointment of Proxies

The persons named in the enclosed proxy card are members of management of the Partnership’s service provider. Each Unitholder has the right to appoint a person other than a person named in the enclosed proxy card, who need not be a Unitholder, to represent such Unitholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Unitholder in the space provided in the proxy card and striking out the names of the persons designated in the proxy card or by completing another proper proxy card.

Proxies designated by way of the Internet or by telephone must be received before 5:00 p.m. New York City Time on the day before the Meeting.

Notice to United States Unitholders

The solicitation of proxies by the Partnership is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Residents of the United States should be aware that this Circular has not been prepared in accordance with the disclosure requirements applicable to proxy statements under the U.S. Exchange Act.

Revocation of Proxies

A Unitholder who has given a proxy may revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so by an instrument in writing, including another proxy, duly executed by the Unitholder or by his or her attorney duly authorized in writing, deposited with the Partnership as provided above. A Unitholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Voting of Securities

General Provisions

On any ballot that may be called for, the persons designated in the enclosed proxy card will vote the Voting Securities in respect of which they are appointed by proxy in accordance with instructions of the Unitholder indicated on the proxy card.

In the absence of instructions with respect to the Canadian Unit Option Plan Resolution, the Voting Securities will be voted FOR the Canadian Unit Option Plan Resolution.

The enclosed proxy card confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting (the “Notice”) and other matters which may properly come before the Meeting. At the date of this Circular, the General Partner is not aware of amendments, variations or other matters to come before the Meeting, except those which are indicated in the Notice.

Voting by Registered Unitholders

Registered Unitholders can vote their Voting Securities at the Meeting online at the Meeting or by proxy. The Meeting will be held entirely online to allow greater participation. Holders of BPY Units and REUs can access the Meeting by visiting www.virtualshareholdermeeting.com/BPY2019 and holders of Exchangeable Units can access the Meeting by visiting www.virtualshareholdermeeting.com/BKP2019. To participate in the Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompany your proxy materials. Units held in your name as the Unitholder of record may be voted electronically during the Meeting. However, even if you plan to attend the Meeting, the Company recommends that you vote your Units in advance, so that your vote will be counted if you later decide not to attend the Meeting. Voting by proxy can be completed by way of telephone voting or via the Internet, or by returning the proxy card included with this Circular. Sending in a proxy card will not prevent a registered Unitholder from voting online at the Meeting. Such registered Unitholder’s vote will be taken and counted at the Meeting. If you are attending the Meeting, please log-on to the virtual meeting in advance to ensure that your vote will be counted.

Voting by Non-Registered Unitholders

In many cases, Voting Securities which are beneficially owned by a non-registered Unitholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (the “Intermediary”) that the Non-Registered Holder deals with in respect of the Voting Securities such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or (ii) in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. The Partnership has delivered the Notice, Circular and proxy card to depositories and the Intermediaries for distribution to Non-Registered Holders.

You will have received from your Intermediary a voting instruction form for the number of Voting Securities you beneficially own. The Meeting will be held entirely online to allow greater participation. Holders of BPY Units and REUs can access the Meeting by visiting www.virtualshareholdermeeting.com/BPY2019 and holders of Exchangeable Units can access the Meeting by visiting www.virtualshareholdermeeting.com/BKP2019. To participate in the Meeting, you will need the 16-digit control number included on your voting instruction form or on the instructions that accompany your proxy materials. Units for which you are the beneficial owner but not the Unitholder of record also may be voted electronically during the Meeting. However, even if you plan to attend the Meeting, the Company recommends that you vote your Units in advance, so that your vote will be counted if you later decide not to attend the Meeting.

The purpose of this form is to permit Non-Registered Holders to direct the voting of the Voting Securities they beneficially own. Non-Registered Holders should follow the instructions on the form they receive and contact their Intermediaries promptly if they need assistance.

If a Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet.

Quorum

A quorum for the Meeting is two or more individuals present in person either holding personally or representing as proxies, in the aggregate, more than 20% of the total outstanding Voting Securities.

Voting Securities

As at the Record Date, there were issued and outstanding 439,357,986 BPY Units, 432,649,105 REUs and 48,125,981 Exchangeable Units, totaling 920,133,072 Voting Securities, each of which is entitled to one vote in respect of the Canadian Unit Option Plan Resolution, except for the 45,213,156 Exchangeable Units owned by the Partnership and its subsidiaries which are not entitled to vote. Except as indicated above, all Unitholders of record at the close of business on August 30, 2019, the Record Date for determining those Unitholders entitled to receive notice and vote at the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

As BAM owns as of the Record Date, directly or indirectly, 81,723,887 BPY Units and 432,649,105 REUs, representing approximately 59% of securities eligible to vote on the Canadian Unit Option Plan Resolution, and has indicated that it intends on voting such securities in favor of the Canadian Unit Option Plan Resolution, approval is assured.

Principal Unitholder

To the best knowledge of the General Partner, only the following persons beneficially own, directly or indirectly, or exercise control or direction over Voting Securities carrying more than 10% of the votes attached to all Voting Securities as of the Record Date:

			Approximate Percentage of
			Outstanding
Unitholder	Number of Voting Securities		Eligible Voting Securities
Brookfield Asset Management Inc	514,372,992	(1)	59	%(1)

(1)   BAM holds 81,723,887 BPY Units and 432,649,105 REUs.

MATTERS TO BE ACTED ON AT THE MEETING

The Canadian Unit Option Plan

The Canadian Unit Option Plan was adopted effective June 9, 2014. The plan currently provides for a cash payment on the exercise of a share appreciation right equal to the amount, if any, by which the fair market value of a BPY Unit on the date of exercise exceeds the exercise price of the share appreciation right (the “In-the-Money Amount”). The Partnership proposes amending the plan to also allow for the satisfaction of the In-the-Money Amount through the issuance of BPY Units (based on the closing price of a BPY Unit on the Nasdaq Stock Market (“Nasdaq”) on the last trading day prior to the exercise date). This amendment will apply to all share appreciation rights granted under the plan, including those share appreciation rights currently outstanding.

As of September 18, 2019, 6,708,325 share appreciation rights are outstanding. If all of the outstanding share appreciation rights were exercised as at September 18, 2019 and the In-the-Money Amount thereof was satisfied by the issuance of BPY Units (based on the closing price of a BPY Unit on the Nasdaq on September 17, 2019 of US$19.95), 177,640 BPY Units would be issued by the Partnership and 6,882,360 BPY Units would be available for future issuance under the Plan, representing approximately 0.02% and 0.78%, respectively, of the number of outstanding BPY Units (assuming exchange of all of the REUs and Exchangeable Units) as at September 18, 2019.

The following is a summary of the terms of the proposed Canadian Unit Option Plan:

The Canadian Unit Option Plan allows for the issuance of up to 7 million BPY Units, representing approximately 0.80% of the number of outstanding BPY Units (assuming exchange of all of the REUs and Exchangeable Units) as of September 18, 2019. If BPY Units are issued upon the exercise of a share appreciation right, the number of BPY Units issued to, or for the benefit of, a participant will be deducted from the maximum number of BPY Units issuable under the Canadian Unit Option Plan.

The maximum number of BPY Units issuable to any one person under the Canadian Unit Option Plan is 5% of the outstanding BPY Units (on a non-diluted basis) less the aggregate number of BPY Units reserved for issuance to such person under any other security-based compensation arrangement of the Partnership. The number of BPY Units issuable to insiders, at any time, under the Canadian Unit Option Plan and all other security-based compensation arrangements of the Partnership cannot exceed 10% of the issued and outstanding BPY Units. The number of BPY Units issued to insiders, within any one- year period, under the Canadian Unit Option Plan and all other security-based compensation arrangements of the Partnership cannot exceed 10% of the issued and outstanding BPY Units.

The exercise price of a share appreciation right under the Canadian Unit Option Plan shall not be less than the fair market value on the date of grant of such share appreciation right (based on the closing price of a BPY Unit on Nasdaq on the last trading day preceding the date of grant), and shall, in all cases, be not less than such amount required by applicable regulatory authorities from time to time. If the approval date for share appreciation rights to be granted falls within a blackout period, the effective grant date for such share appreciation rights will be no earlier than six business days after the date on which the blackout period ends, and the exercise price for such share appreciation rights shall not be less than the volume- weighted average price of a BPY Unit on Nasdaq for the five business days preceding the effective grant date.

The Board of Directors (the “Board”) of the General Partner may determine vesting terms for share appreciation rights and may determine that share appreciation rights shall be vested and exercisable in installments. Unless otherwise specified in the grant agreement or other agreement with the participant, share appreciation rights become vested as to 20% at the first anniversary date after the grant and as to 20% at the end of each subsequent anniversary date up to and including the fifth anniversary date of the grant. The Board may determine the maximum period following the grant date during which a vested share appreciation right may be exercised, subject to the provision that share appreciation rights shall not be exercisable later than 10 years after the date of grant, provided that, if a share appreciation right would otherwise expire during a blackout period or within 10 calendar days after the end of the blackout period, to the extent permitted by applicable law, the term of such share appreciation right shall automatically be extended until 10 calendar days after the end of the blackout period. To the extent permitted by law, the Board may, from time to time, delegate to an administrative committee all or any of the powers conferred on the Board under the Canadian Unit Option Plan.

Eligible persons under the Canadian Unit Option Plan are: (i) officers or employees of the Partnership or any affiliate of the Partnership whose location of employment is within Canada, without regard to that individual’s tax residence or citizenship; and (ii) any other officers, employees or consultants of the Partnership or any affiliate of the Partnership (other than a non- employee director of the General Partner or any affiliate of the Partnership) so designated by the Board, subject to applicable laws and regulations. Share appreciation rights may not be assigned; however, the foregoing does not prohibit a holder from directing payments under the Canadian Unit Option Plan to his or her legal representative in the event of death.

All share appreciation rights immediately cease to be exercisable if the holder ceases to be an eligible person under the Canadian Unit Option Plan for any reason, except termination without cause or due to a holder’s death, retirement or continuous leave of absence as a result of disability or leave authorized by statute. If the holder’s employment is terminated without cause or due to a continuous leave of absence as a result of disability or leave authorized by statute, the holder has 60 days after the holder’s termination date to exercise vested share appreciation rights and share appreciation rights which have not vested by the termination date are cancelled on the termination date. If the holder’s employment is terminated for cause, by resignation, or by a continuous leave of absence other than as a result of disability or leave authorized by statute, all share appreciation rights whether vested or not vested by the termination date are cancelled on the termination date. If the holder retires, vested share appreciation rights remain exercisable until the original expiry date and share appreciation rights which have not vested by the termination date are cancelled on the termination date. If the holder dies, the holder’s legal representatives have six months to exercise vested share appreciation rights. If a share appreciation right would expire during a blackout period as a result of a holder ceasing to be an eligible person (other than in the case of a termination for cause), the term of the share appreciation right is automatically extended until 10 calendar days after the end of the blackout period.

The Board may make the following types of amendments to the Canadian Unit Option Plan or any award thereunder without seeking Unitholder approval: (i) amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Canadian Unit

Option Plan or any award or to correct or supplement any provision of the Canadian Unit Option Plan or any award that is inconsistent with any other provision of the Canadian Unit Option Plan or any award; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and Nasdaq); (iii) amendments necessary for awards to qualify for favorable treatment under applicable tax laws; (iv) any amendment to the vesting provisions of the Canadian Unit Option Plan or any award; (v) any amendment to the termination or early termination provisions of the Canadian Unit Option Plan or any award, whether or not such award is held by an insider, provided such amendment does not entail an extension beyond the original expiry date; and (vi) amendments necessary to suspend or terminate the Canadian Unit Option Plan.

Unitholder approval is required for the following types of amendments: (i) amendments to the number of BPY Units issuable under the Canadian Unit Option Plan, including an increase to a fixed maximum number of BPY Units or a change from a fixed maximum number of BPY Units to a fixed maximum percentage; (ii) any amendment to the Canadian Unit Option Plan that increases the length of the period after a blackout period during which awards may be exercised; (iii) any amendment which reduces the exercise price of an award or any cancellation and reissuance of an award which would be considered a repricing under the rules of the TSX, in each case, except in connection with any change in the outstanding BPY Units by reason of any stock dividend or split, recapitalization, reorganization, amalgamation, consolidation, merger or other corporate change; (iv) any amendment expanding the categories of eligible person which may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any amendment to remove or exceed the insider participation limits; (v) any amendment extending the term of an award beyond its original expiry date, or a date beyond the permitted automatic extension in the case of an award expiring during or shortly after a blackout period; (vi) any amendment which would permit awards to be transferable or assignable other than for normal estate planning purposes; (vii) any amendment to the amendment provisions granting additional powers to the Board to amend the Canadian Unit Option Plan without Unitholder approval; and (viii) amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

OTHER BUSINESS

Management of the Partnership and the General Partner know of no matter to come before the Meeting other than those matters referred to in the accompanying Notice.

OTHER INFORMATION

Auditors

The Partnership’s general partner has retained Deloitte LLP to act as the Partnership’s independent registered public accounting firm.

Normal Course Issuer Bid

The Partnership has a Normal Course Issuer Bid (the “NCIB”) on the TSX, which allows for the purchase and cancellation of up to 35,252,769 BPY Units at market prices. A copy of the Partnership’s Notice of Intention filed with the TSX can be obtained, without charge, by contacting the Secretary of the Partnership by mail at 73 Front Street, 5th Floor, Hamilton, Bermuda HM 12. The NCIB expires on August 19, 2020.

Additional Information

The Partnership is subject to the information and periodic reporting requirements of the U.S. Exchange Act, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the United States Securities and Exchange Commission (the “SEC”). In addition, the Partnership is required to file documents filed with the SEC with the securities regulatory authority in each of the provinces and territories of Canada. The SEC maintains an internet site that contains reports and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. You are invited to read and copy any reports, statements or other information, other than confidential filings, that are filed with the Canadian securities regulatory authorities. These filings are electronically available from SEDAR at www.sedar.com. This information is also available at www.bpy.brookfield.com.

The Partnership will provide any person or corporation, upon request to the Secretary of the Partnership, with a copy of (i) our comparative financial statements for the fiscal year ended December 31, 2018, together with the report of the auditors thereon; (ii) our most recent annual report on Form 20-F, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”); and (iii) our unaudited interim financial statements for the periods subsequent to the end of the Partnership’s fiscal year and the MD&A thereon. Requests for the above-mentioned disclosure documents can be made to the Secretary of the Partnership by mail at 73 Front Street, 5th Floor, Hamilton, Bermuda HM 12.

Board of Directors Approval

The Board of Directors of Brookfield Property Partners Limited, the general partner of the Partnership, has approved the contents and mailing of the Notice and Circular.

DATED as of the 19th day of September, 2019.	By order of the Board of Directors of Brookfield Property Partners Limited, as general partner and on behalf of Brookfield Property Partners L.P.

Jane Sheere (signed)

Jane Sheere
Secretary

APPENDIX A

CANADIAN UNIT OPTION PLAN RESOLUTION

BE IT RESOLVED:

THAT subject to approval of the Toronto Stock Exchange and all other applicable regulatory authorities, the amended and restated BPY unit option plan (Canada) (the “Canadian Unit Option Plan”), as more particularly described in the management proxy circular of Brookfield Property Partners L.P. (the “Partnership”) dated September 19, 2019, is hereby approved;

THAT the maximum number of limited partnership units of the Partnership issuable upon the exercise of share appreciation rights under the Canadian Unit Option Plan is 7 million BPY Units;

THAT notwithstanding that this resolution has been passed by Unitholders, the Board of Directors of Brookfield Property Partners Limited (the “General Partner”), the general partner of the Partnership, without further notice to, or approval of, the Unitholders, is hereby empowered to not proceed with the Canadian Unit Option Plan; and

THAT any director or officer of the General Partner be and is hereby authorized, for and on behalf of the Partnership, to do all such things and execute all such documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as may be necessary or desirable to give effect to this resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.